

Mail Stop 3561

April 27, 2016

Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Responses Dated March 30, 2016 and April 20, 2016**
> **File No. 1-33422**

Dear Mr. Montero:

We have reviewed your March 30, 2016 and April 20, 2016 responses to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our February 23, 2016 letter.

2. Regulatory Framework

VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1. We note your response to comment 1 and have the following additional comments. Please provide a detailed response identifying the classification of specific cash inflows and outflows reflected within your statement of cash flows, along with applicable non-cash disclosures, related to the loans for consumption program with CAMMESA. Please specify which captions are utilized to reflect each of the cash flows. In your response, please also identify which balance sheet accounts are utilized to record the various cash inflows and outflows that occur with respect to the loans for consumption. Additionally, include a description of whether, and how, you are reflecting within your fiscal 2015

statement of cash flows the cancellation of the loan for consumption related to the funding of salary increases.

2. Please provide a complete breakdown of the $3,455,498,000 amount reflected within the caption "Increase in account payable and loans with Cammesa" in your statement of cash flows. For example, please provide to us the cash inflow amounts associated with loans for consumption used to fund higher salary costs and, separately, the cash inflow amounts related to loans for consumption used to fund a portion of 2014 capital expenditures.

3. With respect to the loans for consumption from CAMMESA related to funding a portion of the cost of 2014 capital expenditures, please describe any trust, related bank account(s) or other mechanism utilized to control proceeds from CAMMESA, including the named beneficiary, trustee, or legal owner of the account, and any restrictions under which funds can be utilized by you. Additionally, describe the process followed and timing of when funds are transferred from CAMMESA to the trust account, and when funds are directed to be paid out of the trust account to third party vendors. Specifically indicate whether funds from CAMMESA are transferred into the trust prior or subsequent to the time that you make a capital expenditure. If funds are transferred to the trust before or after you make a capital expenditure purchase, quantify the amount of time between such events. Please also explain how the trust and bank account structure utilized for the loans for consumption for a portion of the cost of 2014 capital expenditures compares to the equivalent account structure utilized for proceeds collected under Resolution No. 347/12.

4. We understand that repayment of the loan for consumption related to funding a portion of the cost of 2014 capital expenditures is "expressly conditioned to Edenor recovering sustainable financial and economic conditions." Please explain whether this condition is defined and how it is determined. Specifically address whether there are separate terms and conditions that govern the meaning of "sustainable financial and economic conditions" and whether that term is objectively determinable by you and CAMMESA.

5. We understand that you are going through an "ongoing integral tariff review process" during 2016 and are hoping for final resolution surrounding repayment of the "loans for consumption" as related to the funding for a portion of the cost of 2014 capital expenditures. Please describe the possible ways in which settlement could occur and your expectations regarding statement of cash flow presentation in each instance. In answering this question, please describe the scenarios that are most likely to occur in your opinion.

6. From a legal/contractual perspective, based on terms and conditions that existed as of the balance sheet date and applicable Argentine law, explain whether you are required to repay the loans for consumption to CAMMESA.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding these comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products